SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2012, incorporated by reference herein:
Exhibit
99.1    Release dated September 28, 2012, entitled “NO CHANGE STATEMENT AND ANNUAL
          GENERAL MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 28, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company”)
NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
NO CHANGE STATEMENT
DRDGOLD shareholders (“Shareholders”) are advised that the audited annual financial statements for the year ended 30 June 2012 were distributed to shareholders on 28 September 2012 and contain no material modifications to the reviewed condensed consolidated preliminary results for the quarter and year ended 30 June 2012 which were published on SENS on 28 August 2012.
ANNUAL GENERAL MEETING
The annual general meeting of shareholders will be held at Quadrum Office Park, Building 1, 50
Constantia Boulevard, Constantia Kloof, Roodepoort, South Africa on Friday, 30 November 2012
at 09h00 to transact the business as stated in the annual general meeting notice distributed to
Shareholders on 28 September 2012.
The Integrated Report 2012, the Sustainable Development Report 2012, the Annual Financial
Statements 2012 and the Notice to Shareholders 2012 are available on the Company’s website
www.drdgold.com.
Roodepoort
28 September 2012
Sponsor
One Capital